Exhibit B

AMENDMENT NO. 1 TO

Q HOLDINGS, INC.

2011 EQUITY INCENTIVE COMPENSATION PLAN

WHEREAS, On October 15, 2012, the Board of Directors of Q Holdings, Inc., a Delaware corporation (the “Corporation”), and the record holders of an aggregate of 16,713,354 shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), constituting approximately 68% of the issued and outstanding voting capital stock (based on 24,696,833 shares of Common Stock issued and outstanding on October 15, 2012), approved to amend the Company’s 2011 Equity Incentive Compensation Plan (the “2011 Plan”) so that as options expire or are forfeited under the Company’s 2002 Stock Incentive Plan, the shares of Common Stock of the Company subject to such options will be added to the pool of shares reserved for issuance under the 2011 Plan (the “2011 Plan Amendment”).

NOW, THEREFORE, the following paragraph shall be added as Section 4.3 of the 2011 Plan:

4.3    Automatic Increase in Total Share Authorization due to Expired or Forfeited Options under the 2002 Stock Incentive Plan. Notwithstanding anything contained herein to the contrary, the total number of shares of the Company’s Common Stock authorized under this Plan shall be automatically increased, without further action by, consent of or notice to the Board of Directors or Stockholders of the Company, by the same number of shares subject to options as they expire or are forfeited under the Company’s 2002 Stock Incentive Plan from time to time pursuant to the terms and conditions of the Company’s 2002 Stock Incentive Plan.

IN WITNESS WHEREOF, the undersigned has executed this Amendment by the Order of the Board of Directors of the Company and Stockholders of the Company this 10th day of December 2012.

Q HOLDINGS, INC.

By:	/s/ Deborah A. Eppstein
Deborah A. Eppstein, PhD.
President and CEO